Filed Pursuant to Rule 424(b)(3)
Registration No. 333-282872
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 12 DATED JULY 20, 2026
TO THE PROSPECTUS DATED NOVEMBER 4, 2025

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated November 4, 2025 as supplemented by supplement no. 8 dated April 2, 2026, supplement no. 9 dated April 17, 2026, supplement no. 10 dated May 15, 2026 and supplement no. 11 dated June 16, 2026. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of August 1, 2026;
•the calculation of our June 30, 2026 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•information regarding our distributions; and
•updated experts information.

August 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of August 1, 2026 (and repurchases as of July 31, 2026) is as follows:

Transaction Price (per share)
Class T	$11.3127
Class D	$11.3127
Class I	$11.3127
Class A	$11.3127

The transaction price for each of our share classes is equal to such class’s NAV per share as of June 30, 2026. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2026 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The June 30, 2026 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, each real property asset is appraised each calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of June 30, 2026 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of June 30, 2026 and May 31, 2026:

	As of
Components of NAV(1)	June 30, 2026	May 31, 2026
Investments in Multifamily Operating Properties	$2,330,455,064	$2,240,291,083
Investments in Multifamily Development Properties	72,885,102	71,819,147
Investments in Real Estate-Related Structured Investments	136,868,868	134,352,431
Investments in Land Held for Development	37,336,469	37,273,484
Operating Company and Other Net Current Assets	96,892,072	92,183,664
Cash and Cash Equivalents	15,207,917	21,410,044
Secured Real Estate Financing	(1,353,151,821)	(1,318,146,557)
Subordinated Unsecured Notes	(17,207,375)	(16,998,387)
Preferred Equity	(225,161,529)	(221,893,620)
Net Asset Value	$1,094,124,767	$1,040,291,289
Fully-diluted Shares/Units Outstanding	96,716,557	91,683,501

(1) Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of June 30, 2026 and May 31, 2026:

	Class
	T	D	I(1)	A	OP(2)	Total
As of June 30, 2026
Monthly NAV	$50,582,262	$4,989,015	$239,994,422	$186,891,386	$611,667,682	$1,094,124,767
Fully-diluted Outstanding Shares/Units	4,471,284	441,010	21,214,614	16,520,503	54,069,146	96,716,557
NAV per Fully-diluted Share/Unit	$11.3127	$11.3127	$11.3127	$11.3127	$11.3127
As of May 31, 2026
Monthly NAV	$51,100,618	$4,990,368	$235,261,069	$188,838,909	$560,100,325	$1,040,291,289
Fully-diluted Outstanding Shares/Units	4,503,627	439,814	20,734,153	16,642,850	49,363,057	91,683,501
NAV per Fully-diluted Share/Unit	$11.3465	$11.3465	$11.3465	$11.3465	$11.3465

(1) Commencing with our determination of NAV as of December 31, 2025, we have assumed all outstanding convertible preferred equity as of our NAV determination date has been converted to Class I shares based on the NAV per share of Class I common stock as of the determination date.

(2) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firm in the discounted cash flow methodology used in the June 30, 2026, valuations of our real property assets, based on property types:

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.93%	5.52%
Development Assets	7.00%	5.25%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firm of the value of our operating and development assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating and development asset values:

Sensitivities	Change	Operating Asset Values	Development Asset Values
Discount Rate	0.25% decrease	2.7%	2.2%
	0.25% increase	(2.5)%	(2.1)%
Exit Capitalization Rate	0.25% decrease	3.8%	3.6%
	0.25% increase	(3.3)%	(3.2)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our June 30, 2026 NAV, we had a portfolio of $2.7 billion in total assets, with 80.4% of our equity value in operating properties, 2.9% in development, 13.7% in real estate-related structured investments and 3.0% in land held for development.

On June 10, 2026, we acquired The Orchards at Cherry Creek Park, a 240-unit multifamily community in Centennial, Colorado for a purchase price of $62.4 million, of which $43.6 million was paid with the issuance of OP Units.

On June 30, 2026, we acquired 5 Row Apartments, a 128-unit multifamily community in Charlottesville, Virginia for a purchase price of $40.9 million.

Declaration of Distributions

On July 10, 2026, our board of directors declared a distribution for the month of July of $0.05666667, or $0.68 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on July 31, 2026, to be paid in August 2026.

Experts

The statements included in this supplement under “June 30, 2026 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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